UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cocrystal Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19188J300

(CUSIP Number)

Raymond F. Schinazi

Gary Wilcox

Sam Lee

1860 Montreal Road,

Tucker, Georgia, 30084

(678) 892-8800

Roger Kornberg

Stanford University Medical School

Fairchild Building—1st floor

299 Campus Dr.

Stanford CA, 94305

(650) 725-5390

Phillip Frost, M.D.

Frost Gamma Investments Trust

Steven D. Rubin

4400 Biscayne Boulevard, Suite 1500

Miami, Florida 33137

(305) 575-6015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D,and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19188J300	Schedule 13D/A	Page 1 of 7

1.	NAMES OF REPORTING PERSONS Raymond F. Schinazi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,361,985
	9.	SOLE DISPOSITIVE POWER 10,361,985
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,361,985 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (2)
14.	TYPE OF REPORTING PERSON IN

(1)

Includes (i) 9,240,928 shares of common stock held directly by Dr. Schinazi, (ii) 995,593 shares of common stock held by an entity controlled by Dr. Schinazi and (iii) 125,464 fully vested options. Does not include shares of Common Stock, held by Brace Pharmaceuticals, LLC, in which Dr. Schinazi is a director and holder of a minority interest.

(2)

Based upon 29,923,076 shares of Common Stock outstanding as of November 6, 2018 (as stated in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018).

CUSIP No. 19188J300	Schedule 13D/A	Page 2 of 7

1.	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,666,931 (1)
	9.	SOLE DISPOSITIVE POWER 11,666
	10.	SHARED DISPOSITIVE POWER 3,655,265 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,666,931 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3% (3)
14.	TYPE OF REPORTING PERSON IN

(1)

Includes (i) 3,655,265 shares of Common Stock held by Frost Gamma Investments Trust and (ii) 11,666 shares of Common Stock that may be acquired upon exercise of vested options. Does not include securities held by OPKO Health, Inc., a corporation of which Dr. Frost is the Chief Executive Officer and Chairman, concerning the securities of which Dr. Frost does not hold voting and investment control. Dr. Frost disclaims beneficial ownership of the securities held by Frost Gamma Investments Trust and OPKO Health, Inc. except to the extent of any pecuniary interest therein.

(2)

These shares are held by Frost Gamma Investments Trust, of which Dr. Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation, which is the sole shareholder of Frost Gamma, Inc., the general partner of Frost Gamma Limited Partnership.

(3)

Based upon 29,923,076 shares of Common Stock outstanding as of November 6, 2018 (as stated in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018).

CUSIP No. 19188J300	Schedule 13D/A	Page 3 of 7

1.	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,655,265
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,655,265
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,655,265
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (1)
14.	TYPE OF REPORTING PERSON OO

(1)

Based upon 29,923,076 shares of Common Stock outstanding as of November 6, 2018 (as stated in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018).

CUSIP No. 19188J300	Schedule 13D/A	Page 4 of 7

1.	NAMES OF REPORTING PERSONS Gary Wilcox
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 564,952
	9.	SOLE DISPOSITIVE POWER 564,952
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,952
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% (1)
14.	TYPE OF REPORTING PERSON IN

(1)

Based upon 29,923,076 shares of Common Stock outstanding as of November 6, 2018 (as stated in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018).

CUSIP No. 19188J300	Schedule 13D/A	Page 5 of 7

1.	NAMES OF REPORTING PERSONS Roger Kornberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 515,481
	9.	SOLE DISPOSITIVE POWER 515,481
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515,481
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (1)
14.	TYPE OF REPORTING PERSON IN

(1)

Based upon 29,923,076 shares of Common Stock outstanding as of November 6, 2018 (as stated in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018).

CUSIP No. 19188J300	Schedule 13D/A	Page 6 of 7

1.	NAMES OF REPORTING PERSONS Steven D. Rubin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 32,197
	9.	SOLE DISPOSITIVE POWER 32,197
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,197 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (2)
14.	TYPE OF REPORTING PERSON IN

(1)	Includes 8,749 vested options.
(2)

Based upon 29,923,076 shares of Common Stock outstanding as of November 6, 2018 (as stated in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018).

CUSIP No. 19188J300	Schedule 13D/A	Page 7 of 7

EXPLANATORY NOTE

This Amendment No. 2 (the “Amendment”) amends the Schedule 13D originally filed on December 5, 2014, as amended by Amendment No. 1 filed on June 19, 2018 (the “Original Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Original Schedule 13D. All items not supplemented in this Amendment remain unchanged from the Original Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in the Original Schedule 13D.

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Cocrystal Pharma, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1860 Montreal Road, Tucker, Georgia, 30084.

On January 24, 2018, the Issuer effected a 1-for-30 reverse stock split of its Common Stock (the “Reverse Split”). The share amounts and share prices of Common Stock specified in this Amendment have been adjusted to give effect to the Reverse Split.

Item 2.	Identity and Background.

Paragraph (e) of Item 2 is hereby deleted and replaced in its entirety with the following:

(e) Except as provided below, during the last five years, none of the Filing Persons (or their directors, officers, or controllers, if applicable) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

On December 27, 2018, Dr. Frost and the Trust entered into a settlement agreement with the Securities and Exchange Commission (the “SEC”), which was approved by the court on January 10, 2019, to resolve an action brought by the SEC against Dr. Frost, the Trust, and others, in SEC v. Honig et al., 18 Civ. 08175 (S.D.N.Y.). Without admitting or denying the SEC’s allegations, Dr. Frost agreed to injunctions from violations of the Sections 5(a), 5(c), and 17(a)(2) of the Securities Act of 1933 and Section 13(d) of the Securities Exchange Act of 1934 and Rule 13d-1(a) thereunder; approximately $5.5 million in penalty, disgorgement, and prejudgment interest; and a prohibition, with certain exceptions, from trading in penny stocks. Without admitting or denying the SEC’s allegations, the Trust agreed to injunctions from violations of Section 17(a)(2) of the Securities Act of 1933; and a prohibition, with certain exceptions, from trading in penny stocks.

Item 3.	Source or Amount of Funds or Other Consideration.

No change.

Item 4.	Purpose of Transaction.

No change.

Item 5.	Interest in Securities of the Issuer.

Paragraph (a) of Item 5 is hereby deleted and replaced in its entirety with the following:

(a) Aggregate Number and Percentage of Class of Securities

The beneficial ownership percentages disclosed below are based on 29,923,076 shares of Common Stock outstanding as of November 6, 2018 (as stated in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018).

Raymond F. Schinazi

Dr. Schinazi is the beneficial owner of 10,361,985 shares of Common Stock representing 34.5% of the voting power of the Issuer, including (i) shares of Common Stock held directly by Dr. Schinazi, (ii) 995,593 shares of Common Stock held by RFS Partners, LP, an entity controlled by Dr. Schinazi, and (iii) 125,464 shares of Common Stock issuable upon exercise of fully vested options. Dr. Schinazi has sole dispositive power and, by virtue of the Stockholder Agreement shared voting power, with respect to these shares.

Phillip Frost, M.D. and Frost Gamma Investments Trust

Dr. Frost is the beneficial owner of 3,666,931 shares of Common Stock representing 12.3% of the voting power of the Issuer, including (i) 3,655,265 shares of Common Stock held by the Trust, and (ii) 11,666 shares of Common Stock issuable upon exercise of vested options. Dr. Frost is the trustee of the Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. Dr. Frost is the sole shareholder of Frost-Nevada Corporation, which is the sole shareholder of Frost Gamma, Inc., the general partner of Frost Gamma Limited Partnership. As a result of the foregoing, Dr. Frost may be deemed the beneficial owner of the shares of Common Stock held by the Trust. Dr. Frost disclaims beneficial ownership of the securities held by the Trust except to the extent of any pecuniary interest therein.

Dr. Frost has sole dispositive power with respect to 11,666 shares of Common Stock issuable upon exercise of vested options, shared dispositive power with respect to the shares held by the Trust and, by virtue of the Stockholder Agreement shared voting power, with respect to all these shares.

Dr. Frost is the Chief Executive Officer and Chairman of OPKO Health, Inc., however he does not have any voting or investment control over the securities held by OPKO Health, Inc. Dr. Frost disclaims beneficial ownership of the securities held by OPKO Health, Inc.

Gary Wilcox

Dr. Wilcox is the beneficial owner of 564,952 shares of Common Stock representing 1.9% of the voting power of the Issuer. Dr. Wilcox has sole dispositive power and, by virtue of the Stockholder Agreement shared voting power, with respect to these shares.

Roger Kornberg

Dr. Kornberg is the beneficial owner of 515,481 shares of Common Stock representing 1.7% of the voting power of the Issuer. Dr. Kornberg has sole dispositive power and, by virtue of the Stockholder Agreement shared voting power, with respect to these shares.

Steven D. Rubin

Mr. Rubin is the beneficial owner of 32,197 shares of Common Stock representing less than 0.1% of the voting power of the Issuer, including 8,749 vested options. Mr. Rubin has sole dispositive power and, by virtue of the Stockholder Agreement shared voting power, with respect to these shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

March 18, 2019	/s/ Raymond F. Schinazi
Date	Raymond F. Schinazi

March 18, 2019	/s/ Phillip Frost, M.D.
Date	Phillip Frost, M.D.

Frost Gamma Investments Trust

March 18, 2019	By: /s/ Phillip Frost, M.D.
Date	Phillip Frost, M.D., Trustee

March 18, 2019	/s/ Gary Wilcox
Date	Gary Wilcox

March 18, 2019	/s/ Roger Kornberg
Date	Roger Kornberg

March 18, 2019	/s/ Steven D. Rubin
Date	Steven D. Rubin